One Oak Capital Management, LLC Code of Ethics

A.  Compliance with Federal Securities Laws.  The Company requires compliance with the federal securities laws.

B.  Reporting Violations. Violations must be reported to the Company’s CCO

C.  Responsibility.  It is the responsibility of all supervisory personnel to ensure that the Company conducts its business with the highest level of ethical standards and in keeping with its fiduciary duties to its clients.

D.  Holding Requirements

E.  Duty to Clients.  The Company has a duty to exercise its authority and responsibility for the benefit of its clients, to place the interests of its clients first, and to refrain from having outside interests that conflict with the interests of its clients.  The Company must avoid any circumstances that might adversely affect or appear to affect its duty of complete loyalty to its clients.

F.  Prohibited Acts.

1.   Employing any device, scheme or artifice to defraud;

2.   Making any untrue statement of a material fact;

3.   Omitting to state a material fact necessary in order to make a statement, in light of the circumstances under which it is made, not misleading;

4.   Engaging in any fraudulent or deceitful act, practice or course of business; or,

5.   Directly or indirectly acquiring any beneficial interest in securities of an Initial Public Offering (IPO), Private Placement in which One Oak is allocated shares, or shares of mutual funds managed by One Oak without written approval from the Designated Supervisory Principal;

6.   Engaging in any transaction that violates ERISA’s prohibited transactions regulations.;

7.   Knowingly selling or buying any security from an advisory client without first disclosing in writing is capacity in the transaction and obtaining the client’s written consent to the transaction;

8.   Acting as a principal for its own account, or acting as a broker for another person; or

9.   Engaging in any manipulative practices.

G. Conflicts of Interest.  The Company has a duty to disclose potential and actual conflicts of interest to their clients.  All IARs and solicitors have a duty to report potential and actual conflicts of interest to the Company.  Gifts (other than de minimus gifts, which are usually defined as having a value under $100.00) should not be accepted from persons or entities doing business with the Company. One Oak has established, as part of its Code of Ethics, a review process to identify potential conflicts of interest that may arise and shall report the results of this review to the Trust’s Chief Compliance Officer by responding to quarterly certifications and as part of the annual review process.

H. Use of Disclaimers.  The Company shall not attempt to limit liability for willful misconduct or gross negligence through the use of disclaimers.

I.

Suitability.  The Company shall only recommend those investments that it has a reasonable basis for believing are suitable for a client, based upon the client’s particular situation and circumstances.  In addition, clients should be instructed to immediately notify the Company of any significant changes in their situation or circumstances so that the Company can respond appropriately.

J.   Duty to Supervise.  Advisers Act Section 203(e)(5) The Company is responsible for ensuring adequate supervision over the activities of all persons who act on its behalf. Specific duties include, but are not limited to:

1.   Establishing procedures that could be reasonably expected to prevent and detect violations of the law by its advisory personnel;

2.   Analyzing its operations and creating a system of controls to ensure compliance with applicable securities laws;

3.   Ensuring that all advisory personnel fully understand the Company’s policies and procedures; and,

4.   Establishing a review system designed to provide reasonable assurance that the

Company’s policies and procedures are effective and being followed.

K. Personal Securities Trading.

1.   Pre-clearance. Prior written approval is required before access persons can place a personal securities transaction (“pre-clearance”)

2.   Initial and Annual Holdings. The Company requires a complete report of each access person’s securities holdings, initially, and at least once a year thereafter.  The holdings report must be current as of a date not more than 45 days prior to the individual becoming an access person or the date the report is submitted.

3.   Trading Procedures. The Company’s procedures governing personal security transactions are covered in the Trading and Personal Securities sections of this manual.

L.  Service as Director. No employee may serve as a director of a publicly-held company without prior approval by the CCO (or a senior principal, if the CCO is the proposed board member) based upon a determination that service as a director would not be adverse to the interests of any client/investor. In the limited instances in which such service is authorized, employees serving as directors will be isolated from other employees who are involved in making decisions as to the securities of that company through procedures determined by the CCO to be appropriate in the circumstances. These practices may also constitute illegal "insider trading." Some of the specific trading rules described below are also intended, in part, to prevent front running and scalping. If an account is managed by an investment adviser, other than the Adviser, to which full investment discretion has been granted, these rules will not apply for so long as the employee(s) who has (have) a beneficial ownership interest in the account do not have or exercise any discretion. Such accounts will remain subject to the reporting requirements set forth in the next section of this Code.

M. Policy.

1.   It is the policy of the Company to conduct its business with the highest level of ethical standards and in keeping with its fiduciary duties to its clients.

N.  Procedure.

1.   On a quarterly basis, each employee of the Company shall complete a Code of Ethics Attestation as to their activities regarding their compliance with the firm’s Code of Ethics and Personal Securities Trading Policy.  The CCO shall review and sign each of the employee’s responses and investigate any that appear to be a breach of the Company’s policy.

2.   One Oak will provide the Fund Board of Directors any changes made to the firm’s

Code of Ethics.

O. Recordkeeping.  The Company will keep copies of its code of ethics, records of violations of the code and take actions taken as a result of the violations, and copies of the CCO’s written acknowledgment of receipt of the code.